Exhibit 99.1

Borr Drilling Limited – Appointment of Christoph Bausch as CFO

Borr Drilling Limited (the “Company”) (NYSE: “BORR”, OSE: “BDRILL”) is pleased to announce the appointment of Christoph Bausch as its new Chief Financial Officer, replacing Mr. Francis Millet with effect from 1 November 2020.

Patrick Schorn, Chief Executive Officer, commented:

“I am pleased to announce Christoph as the new Chief Financial Officer of Borr Drilling. Christoph has been Chief Financial Officer of NYSE and OSE listed oilfield service companies for many years and brings extensive industry and financial experience. His deep knowledge of the contract drilling business combined with his experience in financial restructuring will be of tremendous help to support Borr’s strategic plans in a challenging operating environment. I also want to thank Francis for his dedication and many contributions to Borr’s significant development during this critical time.”

Christoph Bausch, CFO designate said:

“I am honoured to have the opportunity to support the strong team at Borr Drilling and I look forward to working with Patrick, and the Borr Drilling team and its stakeholders to unlock the value of Borr’s uniquely positioned asset base in the coming years as the industry recovers.”

Mr. Bausch brings many years of financial and operational management experience. Most recently he served as Executive Vice President and Chief Financial Officer of Weatherford. Previous to his tenure at Weatherford, and since May of 2011, he served as Executive Vice President and Chief Financial officer of Archer Limited, an oilfield services company publicly traded on the Oslo Stock Exchange. Before his role at Archer Limited, Mr. Bausch served as a Global Finance Director of Transocean, after having a 20-year international career with Schlumberger, where he held senior financial positions in global and regional capacities in the U.S., the U.A.E., France, Mexico, Venezuela and Germany across a number of business segments covering operations, engineering, manufacturing and supply chain. Mr. Bausch holds an M.B.A. degree (“Diplom Kaufmann”) from the University of Mannheim, Germany.

Hamilton, Bermuda,
14 October, 2020

Questions should be directed to:
Magnus Vaaler, VP Investor Relations and Treasury
+47 22 48 30 00

This information is subject to the disclosure requirements pursuant to section 5-12 of the Norwegian Securities Trading Act.